Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in this Registration Statement on Form S-3 and related Prospectus Supplement of SoundHound AI, Inc. for the registration of its Class A Common Stock. and to the incorporation by reference therein of our report dated October 22, 2024, with respect to the consolidated and combined financial statements of Amelia Holdings, Inc. and Subsidiaries as of and for the year ended December 31, 2023 and as of December 31, 2022 (Successor), and the periods from December 21, 2022 through December 31, 2022 (Successor), and January 1, 2022 through December 20, 2022 (Predecessor) incorporated by reference in the Current Report on Form 8-K/A of SoundHound AI, Inc., filed with the Securities and Exchange Commission on October 22, 2024.

/s/ Ernst & Young LLP

November 8, 2024

New York, New York